# AV Consortium LLC

## Financial Statements
## (with Independent Accountants' Review Report)

**December 31, 2019 and 2018**

AV Consortium LLC

December 31, 2019

Table of Contents

Acosta Tax & Advisory, PA

15800 Pines Blvd, Suite 203
Pembroke Pines, FL 33027
(954) 894-2003
www.MyCPA.net

**INDEPENDENT ACCOUNTANTS' REVIEW REPORT**

To the Member of
AV Consortium LLC

We have reviewed the accompanying financial statements of AV Consortium LLC (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in member's equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountants' Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with U.S. generally accepted accounting principles. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountants' Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with U.S. generally accepted accounting principles.

Julio Acosta, CPA
Acosta Tax & Advisory PA

June 5, 2020

AV Consortium LLC

Balance Sheets

| | As of December 31, 2019 | As of December 31, 2018 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 64,205 | $ 105,684 |
| Accounts receivable | 39,898 | - |
| Inventory | 72,697 | 47,600 |
| Total current assets | 176,800 | 153,284 |
| Security deposits | 16,349 | 17,946 |
| Property and equipment, net | 15,830 | 12,946 |
| Total assets | **$ 208,979** | **$ 184,176** |
| **Liabilities and Partners' Capital** | | |
| Current liabilities | | |
| Accrued expenses | $ 15,214 | $ 21,949 |
| Other current liabilities | 23,547 | 15,699 |
| Note payable | 74,135 | 24,434 |
| Total current liabilities | 112,896 | 62,082 |
| Total liabilities | 112,896 | 62,082 |
| Commitments and contingencies | | |
| Member's equity | 96,083 | 122,094 |
| Total liabilities and partners' capital | **$ 208,979** | **$ 184,176** |

AV Consortium LLC

Statements of Operations

| | Year Ended December 31, 2019 | Year Ended December 31, 2018 |
|---|---|---|
| Revenues | $ 1,078,150 | $ 1,981,026 |
| Cost of revenues | 159,522 | 398,573 |
| Gross profit | 918,628 | 1,582,453 |
| Operating expenses | | |
| General and administrative expenses | 822,240 | 1,477,130 |
| Depreciation expense | 2,140 | 3,433 |
| Total operating expenses | 824,380 | 1,480,563 |
| Income from operations | 94,248 | 101,890 |
| Interest expense | 36,016 | 14,880 |
| Net income | **$ 58,232** | **$ 87,010** |

AV Consortium LLC

Statements of Changes in Member's Equity

For the Years Ended December 31, 2019 and 2018

| | |
|---|---|
| Balances, January 1, 2018 | $ 81,063 |
| Distributions | (45,979) |
| Net income | 87,010 |
| Balances, December 31, 2018 | **$ 122,094** |
| Distributions | (84,243) |
| Net income | 58,232 |
| Balances, December 31, 2019 | **$ 96,083** |

AV Consortium LLC

Statements of Cash Flows

| | Year Ended December 31, 2019 | Year Ended December 31, 2018 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 58,232 | $ 87,010 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Depreciation expense | 2,140 | 3,433 |
| Changes in operating assets and liabilities | | |
| Accounts receivable | (39,898) | - |
| Inventory | (25,097) | - |
| Security deposits | 1,597 | 2,083 |
| Accrued expenses | (6,735) | 19,171 |
| Other current liabilities | 7,848 | (11,287) |
| Net cash provided by (used in) operating activities | (1,913) | 100,410 |
| Cash flows from investing activities: | | |
| Proceeds from sale of property and equipment | 2,976 | 5,999 |
| Purchase of property and equipment | (8,000) | (8,200) |
| Net cash used in investing activities | (5,024) | (2,201) |
| Cash flows from financing activities: | | |
| Distributions | (84,243) | (45,979) |
| Proceeds from note payable | 145,722 | 105,812 |
| Payments on note payable | (96,021) | (136,434) |
| Net cash used in financing activities | (34,542) | (76,601) |
| Net increase (decrease) in cash and cash equivalents | (41,479) | 21,608 |
| Cash and cash equivalents - beginning of year | 105,684 | 84,076 |
| Cash and cash equivalents - end of year | **$ 64,205** | **$ 105,684** |
| Supplemental cash flow information: | | |
| Cash paid for interest | $ 36,016 | $ 14,880 |

*See independent accountants' review report and notes to financial statements.*

AV Consortium LLC

Notes to Financial Statements

December 31, 2019

**Note 1 - Summary of Significant Accounting Policies**

Organization and operations

AV Consortium LLC (the “Company”) was organized on June 2, 2016, in the State of Texas and is headquartered in Houston, Texas. The Company is wholly owned by one member and is one of the leaders in the Virtual Reality (“VR”) retail market, with focus on future technologies, with operations through kiosks at shopping malls in several states within the US and also through distributors.

Cash and cash equivalents

For purpose of the statements of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash, accounts receivable and debt obligations. Cash and cash equivalents are deposited in demand accounts in federally insured domestic institutions to minimize risk. From time to time, the balances in these accounts may exceed the federally insured limits. The Company has not incurred losses related to these deposits.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customer’s financial condition and generally does not require collateral. The Company uses the allowance method to account for uncollectible accounts receivable. It is the policy of management to review the outstanding accounts receivable at year-end and establish an allowance for doubtful accounts for potentially uncollectible amounts. At December 31, 2019 and 2018, the Company determined its balances to be collectible and did not record an allowance.

Inventory

Inventory consists of virtual reality equipment and gadgets used in the services provided. The Company values its inventory at the lower of cost or net realizable value using the first-in, first-out method of valuation. Inventory is reviewed on an ongoing basis, and inventory items determined to be obsolete or slow moving are reduced to their estimated realizable value. The Company determined no inventory is obsolete as of December 31, 2019 and 2018.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets as follows:

| | Years |
|---|---|
| Computer equipment | 3 |
| Furniture and fixtures | 10 |

**Note 1 - Summary of Significant Accounting Policies (Continued)**

Property and equipment (continued)

The costs of ordinary repairs and maintenance are charged to expense as incurred, while significant enhancements and replacements are capitalized. When property and equipment are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in net income or loss.

Income taxes

The Company is not subject to federal or state income taxes since it has elected to be treated as a partnership for federal and state income tax purposes. Therefore, taxable income or losses are reported to the individual member for inclusion in its respective tax return, and no provision for federal income taxes in included in the accompanying financial statements.

The Company recognizes in the financial statements the impact of an uncertain position only if that position is more-likely-than-not of being sustained upon examination by the taxing authorities, based on the technical merits of the position. However, should the Company be subject to examination by the taxing authority, any adjustments required would be passed through to the member. The Company will account for interest and penalties relating to uncertain tax provisions in the current period statement of operations, as necessary.

In evaluating the Company's tax provisions and accruals, future taxable income and tax planning strategies are considered. The Company believes its estimates are appropriate based on current facts and circumstances. The Company recognizes interest and penalties, if any, related to unrecognized income taxes in general and administrative expenses.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising policy

The Company's policy is to expense advertising costs as incurred. Advertising expense for the years ended December 31, 2019 and 2018 was $8,690 and $8,639, respectively.

Recent accounting pronouncement

In February 2016, the FASB issued ASU No. 2016-02, *Leases*. The ASU introduces a new lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in the current accounting guidance as well as the FASB's new revenue recognition standard. However, the ASU eliminates the use of bright-line tests in determining lease classification as required in the current guidance. The ASU also requires additional qualitative disclosures along with specific quantitative disclosures to better enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The pronouncement is effective for annual reporting periods for non-public entities beginning after December 15, 2020, including interim periods within that reporting period, using a modified retrospective approach. Early adoption is permitted. The Company is still evaluating the impact that the new accounting guidance will have on its financial statements and related disclosures.

**Note 1 - Summary of Significant Accounting Policies (Continued)**

Member capital allocations

A capital account is maintained that is credited with the member's capital contributions and with the member's share of net income and is charged with the member's share of net losses and distributions. Distributions and allocations are made in accordance with the Company's Limited Liability Company Agreement ("LLC Agreement").

Change in accounting principle – revenue recognition

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*, with a date of the initial application of January 1, 2019. As a result, the Company has changed its accounting policy for revenue recognition as detailed below. The Company adopted this guidance on a modified retrospective basis. No adjustments were needed to the financial statements in order for the Company to adopt the standard.

The Company has elected the practical expedient allowing the recognition of incremental costs of obtaining a contract to be expensed as incurred. Under the new provisions, an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services.

Revenue is derived from the following revenue streams: Virtual reality gadgets and simulators sales through retail and online sales and distributor and rental agreements. The Company recognizes revenue as services are rendered or goods delivered. As performance obligations are satisfied, revenue is recognized at this point in time. In addition, the Company's contracts do not contain variable consideration.

The following table shows the Company's disaggregated revenues at December 31:

| | 2019 | 2018 |
|---|---|---|
| Retail and online sales | $ 472,463 | $ 1,210,918 |
| Distributor fee | 349,547 | 514,557 |
| Distributor rent | 256,140 | 255,551 |
| Net revenues | **$ 1,078,150** | **$ 1,981,026** |

AV Consortium LLC

Notes to Financial Statements

December 31, 2019

**Note 2 - Property and Equipment**

Property and equipment consist of the following at December 31:

| | 2019 | 2018 |
|---|---|---|
| Computer equipment | $ - | $ 2,979 |
| Furniture and fixtures | 21,403 | 13,400 |
| | 21,403 | 16,379 |
| Less: accumulated depreciation | (5,573) | (3,433) |
| Property and equipment, net | **$ 15,830** | **$ 12,946** |

Total depreciation expense incurred for the years ended December 31, 2019 and 2018, was $2,140 and $3,433, respectively.

**Note 3 - Note payable**

The Company has a note payable with PayPal that provides for borrowings up to $100,000. The note payable was renewed on October 21, 2019 and is personally guaranteed by the member of the Company. Repayment on the loan is payable with monthly installments of $2,229 including principal and interest. The outstanding balance on the note payable was $74,135 and $24,434 at December 31, 2019 and 2018, respectively.

**Note 4 - Commitments and Contingencies**

The Company has entered into certain non-cancellable operating leases and licensee fees agreements for kiosks at shopping malls which expire at various dates through December 2020. The agreements also call for a 15% of gross sales and revenues to be paid in excess of a certain amount of revenues per month. Total expense recognized related to these agreements for the years ended December 31, 2019 and 2018 was approximately $558,000 and $914,000, respectively.

The Company may be engaged in claims and litigation arising from ordinary business operations. Uninsured losses, if any, resulting from these matters are not expected to have a material adverse impact on the financial statements of the Company.

**Note 5 - Subsequent Events**

Management has evaluated subsequent events through June 5, 2020, which is the date the financial statements were available to be issued. As a result of the spread of the COVID-19 coronavirus, economic uncertainties have arisen that have the potential to negatively impact the Company's operations. However, the financial impact and duration cannot be reasonably estimated at this time.